NO ACT

PE
7-21-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



1934
13e-4
July 21, 2011

July 21, 2011

Via Facsimile (212) 969-2900 & U.S. Mail

Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
1201 West Peachtree Street
New York, NY 10036

Re: American Realty Capital Daily Net Asset Value Trust, Inc.

Dear Mr. Fass:

We are responding to your letter dated July 21, 2011 addressed to Mauri L. Osheroff, Nicholas P. Panos and Perry J. Hindin, as supplemented by telephone conversations with our staff, regarding your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, a copy of that letter is attached to this response. Unless otherwise noted, capitalized terms in this response have the same meaning as in your letter.

Based on the facts and representations made in your letter, conversations with our staff, and your opinion that the proposed transaction does not constitute an issuer tender offer subject to Rule 13e-4 of the Exchange Act, the Division of Corporation Finance (the "Division") will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action under Rule 13e-4 if the Company repurchases shares from its stockholders under the Repurchase Program in the manner described in your letter. In issuing this no-action relief, we considered the following facts, among others:

- All material information relating to the Repurchase Program will be fully and timely disclosed to all stockholders. The terms of the Repurchase Program will be fully disclosed in the prospectus, as well as any prospectuses used for subsequent offerings, and the NAV per share for each class will always be available on the Company's website and toll-free information line;

- The Company will not solicit redemptions under the Repurchase Program other than through the prospectus for the Offering and prospectus supplements disclosing the NAV per share of each class of shares. The role of the Company in effectuating redemptions under the Repurchase Program will be ministerial;

- The shares will be redeemed daily under the Repurchase Program at the daily NAV per share of the class of shares being redeemed. The Company will provide each day the NAV per share of each class of shares on its website and toll-free information line and, subject to the terms of the Repurchase Program, will be obligated to redeem shares at the published NAV per share for each class subject to the terms of the Repurchase Program. The Company will file prospectus supplements with the Commission that will disclose the daily NAV per share of each class of shares since it was last reported in a prospectus supplement;

- Redemptions will be made on a daily basis. The redemption price normally will be paid in cash no later than three business days following a redemption request and be the same for all shares of the same class redeemed on a given day;

- The Company will limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter or an aggregate limit of approximately 20% of the Company's total NAV for a 12-month period;

- Redemptions under the Repurchase Program are on a first-come, first-served basis during each calendar quarter given that stockholder redemptions will be paid promptly; all redemption requests received on a day the quarterly cap is reached, however, will be redeemed according to the pre-established order of priority set forth in your letter;

- Stockholders may cancel any redemption request submitted before 4:00 p.m. New York City time on a business day before 4:00 p.m. New York City time on the same day by notifying a customer service representative at the Company's toll-free information line;

- Material modifications, including any reduction to the quarterly limitation on redemptions, and suspensions of the Repurchase Program will be disclosed promptly in a prospectus supplement (or post-effective amendment if required by the Securities Act), as well as in a press release or on the Company's website;

- There will be no established regular trading market for the Company's common stock. The Repurchase Program will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the Company's shares develops;

- The Repurchase Program is intended to remain indefinitely open for the life of the Company unless modified or suspended by the board of directors;

- The Repurchase Program is open to all stockholders on the same terms, although those who have held their shares for less than four months will be subject to a 2% short-term trading fee, which is intended to offset the cost to the Company of short-term trading in shares, so as to align the interests of all stockholders of the Company.

- The Company has indicated in your letter that it understands that the no-action relief granted pursuant to this letter will terminate upon the occurrence of a liquidity event.

The foregoing no-action position is based solely on the facts presented and the representations made in your letter dated July 21, 2011, as supplemented by telephone conversations with our staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

Finally, we direct your attention to the anti-fraud and anti-manipulation provision of the federal securities laws, particularly Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the Company. The Division expresses no view with respect to any other questions that the proposed transaction may raise, including but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,



For the Division of Corporation Finance,
Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance



t 212-969-3000
f 212-969-2900

www.proskauer.com

July 21, 2011

Ms. Mauri L. Osheroff, Associate Director
Mr. Nicholas P. Panos, Senior Special Counsel
Mr. Perry Hindin, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: American Realty Capital Daily Net Asset Value Trust, Inc.
Request for No-Action Relief Under Rule 13e-4

Ladies and Gentlemen:

Proskauer Rose LLP is counsel to American Realty Capital Daily Net Asset Value Trust, Inc. (the "Company") in connection with its Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the "Securities Act") (Registration Number 333-169821), originally filed with the Securities and Exchange Commission (the "Commission") on October 8, 2010, as amended (the "Registration Statement"), to register the offer and sale of up to $1,737,499,995 of its shares of common stock ("shares"), in an initial public offering (the "Offering"), of which $1,499,999,995 of shares will be offered to the public in a primary offering and $237,500,000 of shares will be offered to stockholders of the Company pursuant to the Company's distribution reinvestment plan. The Registration Statement has not yet been declared effective. The Company will offer to the public two classes of shares: retail shares and institutional shares. The share classes have different selling commissions and ongoing fees and expenses. A selling commission and dealer manager fee equal to 10% of the purchase price will be paid with respect to the retail shares. No selling commissions or dealer manager fees will be paid with respect to institutional shares, but the Company will pay a platform fee, which is a deferred distribution fee, which will be allocated solely to the institutional shares. The Company intends to offer for sale up to 101,010,101 retail shares sold to the public through broker-dealers and up to 55,555,555 institutional shares sold through registered investment advisers and broker-dealers that are managing wrap or fee-based accounts. The Company will not sell any shares until the date it has received and accepted purchase orders for at least $2,000,000 in any combination of purchases of retail and institutional shares and the escrow agent has released these funds to the Company (the "Minimum Offering Date"). Prior to the Minimum Offering Date, subscriptions will be placed in an interest-bearing escrow account. The Company was formed as a Maryland corporation on September 10, 2010 for the purpose of acquiring freestanding, single-tenant retail properties net leased to investment grade and other creditworthy tenants. The Company may also originate or acquire first mortgage loans secured by real estate. The Company is an externally advised investment vehicle that will operate and seek to qualify as a real estate investment trust ("REIT"). The Company does not intend to register as an investment company under the Investment Company Act of 1940, as amended.

The Company intends to begin the process of achieving a liquidity event not later than three to six years after the termination of the Offering. A liquidity event could include a sale of the Company's assets, the sale or merger of the Company, a listing of its common stock on a national securities exchange, or other similar transaction. Market conditions and other factors could cause the Company to delay its liquidity event beyond the sixth anniversary of the termination of the Offering. Even after it decides to pursue a liquidity event, the Company will be under no obligation to conclude its liquidity event within a set timeframe. The Company understands that should the staff of the Division of Corporation Finance of the Commission (the "Staff") grant the no-action relief that the Company requests in this letter, such relief will terminate upon the occurrence of a liquidity event.

Until the later of the Minimum Offering Date and the Company's acquisition of its first property, the initial offering price for retail shares will be $9.00, plus applicable selling commissions and a dealer manager fee of up to 10% in the aggregate of a $9.00 purchase price per share (which results in a total price of $9.90 per retail share), and the initial offering price for institutional shares will be $9.00. Thereafter, the per-share purchase price will vary and will be equal to the Company's net asset value ("NAV") for each class of shares on each day that the New York Stock Exchange is open (a business day) divided by the number of shares of such respective class outstanding as of the close of business on such day after giving effect to any share purchases or redemptions effected on such day, plus, for retail shares only, applicable selling commissions and a dealer manager fee of up to 10% in the aggregate of the purchase price per share, which will initially be $9.00. NAV for each class of shares will be calculated by the Advisor (as defined below) at the close of each business day in accordance with valuation guidelines approved by the Company's board of directors. A fundamental feature of the Offering is the Company's share repurchase program (the "Repurchase Program"), which serves as the primary source of liquidity for stockholders and is not contingent on the sale of a certain number of shares in a given period.[1] Following the later of the Minimum Offering Date and the Company's acquisition of its first property, similar to the offering of Clarion Partners Property Trust Inc. ("Clarion"), with respect to which the Staff (as defined below) recently granted no-action relief,[2] investors will be offered the opportunity to purchase and redeem shares on a daily basis at a price that may vary each trading day based on NAV. This distinguishes the Offering

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[1] The Repurchase Program meets the conditions for exemption from Rule 102(a) of Regulation M as articulated in the Commission's letter to Alston & Bird LLP, dated October 22, 2007, granting class relief for non-listed REIT share redemption plans.

[2] *See* Clarion Partners Property Trust Inc. SEC No-Action Letter (May 17, 2011).

from the non-listed REIT offerings, other than Clarion, currently available to public investors. The Company has been structured to address well-known shortcomings associated with traditional non-listed REITs, principally: (1) lack of liquidity; and (2) the rigidities implicit in a closed-end, fixed-price investment. The Company's structure is designed to benefit investors by: (A) providing investors the flexibility to increase or decrease their investments in the Company as their individual situations change; (B) minimizing the risk that their long-term investment goals will conflict with short-term liquidity needs; and (C) allowing them to seek returns of their capital and monetize any investment gain at a time of their choice, rather than being forced to wait for a terminal liquidity event outside their control. Shares redeemed by the Company will become authorized but unissued shares and will not be resold to the public unless their sale is first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

NO-ACTION REQUEST UNDER RULE 13e-4

The Company has adopted the Repurchase Program in an effort to provide stockholders with liquidity with respect to their investments in the Company's shares. The Company believes that many features of its Repurchase Program are substantially similar to redemption plans of other companies with respect to which the Staff has granted no-action relief relative to the issuer tender offer rules found in Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Three features of the Repurchase Program differ from the redemption plans for other non-listed REITs, but are similar to the features of Clarion's share redemption plan, with respect to which the Staff recently granted no-action relief.[3] First, the redemption price will vary based on the daily NAV per share of the class of shares being redeemed; second, the redemption of shares during any given calendar quarter is limited to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Repurchase Program will limit redemptions to approximately 20% of the Company's total NAV;[4] and third, redemptions will be made using the "forward-pricing" mechanism described below. As discussed below, we respectfully submit that, as was the case with Clarion, these features should not be an obstacle to granting no-action relief to the Company for operation of the Repurchase Program because we do not believe that redemptions pursuant to the Repurchase Program implicate the concerns that the issuer tender offer rules were adopted to

3 *See* Clarion SEC No-Action Letter (May 17, 2011).

4 The Repurchase Program's limitation is applied quarterly rather than annually. The 5% limitation is determined for each quarter based upon the combined NAV of both classes of shares as of the last day of the previous calendar quarter. Because the Company anticipates that the combined NAV will change over time, each quarter's limitation is expected to be different from the limitation in other quarters. As a result, the Company describes its annual limitation in approximate terms.

address. Specifically, the Repurchase Program, which offers stockholders no premium, has no set termination date (but will terminate when and if the Company achieves a liquidity event, which the Company has no definite plans to do) and provides stockholders with adequate substantive disclosure upon which to base a decision to present their shares for redemption, will not have the effect of pressuring uninformed stockholders to redeem their shares.

The Company requests that the Staff issue the Company a letter stating that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to redemptions of either class of the Company's shares made under the Repurchase Program.

OVERVIEW OF THE COMPANY AND THE REPURCHASE PROGRAM

The Company

The Company is externally managed by its advisor, American Realty Capital Advisors II, LLC (the "Advisor"), an indirect subsidiary of the Company's sponsor, American Realty Capital II, LLC. The dealer manager for the primary offering is Realty Capital Securities, LLC (the "Dealer Manager"). The Dealer Manager is not required to sell any specific number or dollar amount of shares, but will use its reasonable best efforts to sell the shares offered in the primary offering.

The Company will seek to build a diversified portfolio consisting primarily of free-standing single-tenant bank branch, convenience store, retail, office and industrial properties that are double-net and triple-net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants. The Company will seek to invest in a portfolio of real estate that is diversified by industry, geography, tenants, credits, and use, with at least 50% of the portfolio comprising properties leased to investment grade tenants. The Company does not anticipate any single tenant or geographic concentration to make up more than 10% of its portfolio.

The Repurchase Program

Purpose of the Repurchase Program

The Company adopted a Repurchase Program in an effort to provide its stockholders with liquidity with respect to their investment in the Company's common stock, subject to specified limitations. Through the Repurchase Program, stockholders can liquidate all or, subject to certain minimum amounts that are required to be redeemed, as described below under "—Funding and Limitations of the Repurchase Program," a portion, of their investment. The Company's Repurchase Program is an important feature of the investment in the shares, since the Company expects the Repurchase Program will serve as its stockholders' sole meaningful source of liquidity unless and until the Company achieves a liquidity event, the timing of which is uncertain. Without an effective redemption plan, stockholders in the Company would generally be required to hold their shares for an indefinite time period because (1) there will be no established trading market for the shares upon issuance and (2) the Company anticipates that a secondary trading market will not develop prior to a liquidity event. While, similar to other non-listed REITs, the Company has stated its intention to begin the process of achieving a liquidity event within three to six years after the termination of the Offering, the Company is structured to appeal to investors that desire liquidity and to present investors with an alternative to other non-listed REITs, by providing an option to redeem shares based on daily NAV.

The Company is aware that a limited secondary market has in some cases developed for traditional non-listed REITs. However, these markets are very small and inefficient. Additionally, third parties have also made "mini-tender offers" to stockholders in non-listed REITs. These limited secondary markets and mini-tender offers to date have generally resulted in purchase prices that are typically at a substantial discount to the offering price for the shares and the prices offered in redemption plans made available by the issuers. Mini-tender offers are also subject to potential manipulation by the purchaser, and stockholders often receive limited disclosure about the terms, structure and conditions of the offer. The Company believes that the mini-tender offers further evidence that sufficient liquidity options may not always exist for stockholders in non-listed REITs with traditional redemption plans and that stockholders in these types of non-listed REITs often suffer financially as a result. The Company also notes that the lack of liquidity is often cited in the investment community as a primary disadvantage of investing in non-listed REITs, as most non-listed REITs are closed-end entities (with set dates for a terminal liquidity event) and offer redemption plans that are subject to substantial limitations on redemptions. The Company believes that many investment professionals and investors consider the traditional non-listed REIT redemption plans to be inadequate to provide stockholders with a viable liquidity option. The Company has been structured to provide an alternative investment vehicle for investors that desire liquidity. A redemption plan that provides a source of liquidity is important to the Company and to investors that have this investment objective.

The Offering and the Repurchase Program are designed to provide investors with an investment vehicle that the Company believes is a superior alternative to traditional non-listed REITs. Unlike in traditional non-listed REIT offerings, the price of the Company's shares after the Minimum Offering Date and the Company's acquisition of its first property will be based on the underlying fair value of its assets, rather than an arbitrary dollar amount. The Repurchase Program provides the Company's stockholders with greater liquidity than do traditional non-listed REITs by allowing stockholders to redeem all or, subject to certain minimum amounts that are required to be redeemed, a portion, of their shares on a daily basis, with less restrictive limitations on the aggregate number of shares that may be redeemed in any particular period and no limitation on the sources of cash used by the Company to fund redemptions (as compared to the typical non-listed REIT redemption plan in which the sources of cash are limited to proceeds from the sale of additional shares through the distribution reinvestment plan).

The Daily NAV Calculation and the Repurchase Program

On the date that the Company's shares are first offered to the public, the purchase price for the retail shares will be $9.00, plus applicable selling commissions and a dealer manager fee of up to 10% in the aggregate of a $9.00 purchase price per share (which results in a total price of $9.90 per retail share), and the initial offering price for institutional shares will be $9.00. Following the later of the Minimum Offering Date and the Company's acquisition of its first property, the purchase price for each class of shares will vary from day to day, and on any given day will be equal to the Company's NAV per share for such class, plus, for retail shares only, applicable selling commissions and a dealer manager fee of up to 10% in the aggregate of the purchase price per share, which will initially be $9.00.

The Company's NAV will be calculated by the Advisor in accordance with a comprehensive set of valuation guidelines approved by the Company's board of directors. Following the conclusion of the escrow period and the Company's acquisition of its first property, NAV for each class of shares will be equal to the aggregate dollar amount paid to the Company by stockholders for the retail shares or institutional shares, as applicable, less selling commissions for retail shares and less the platform fee, which will be deducted from the NAV of institutional shares on a daily basis. To calculate the daily NAV per share, the Advisor will start with the net value of the Company's operating partnership's real estate and real estate-related assets and liabilities, which will have been determined by the independent valuation expert approved by the board of directors, and subtract any other operating partnership liabilities, including accrued fees and expenses and accrued distributions. The Advisor will estimate these amounts based on factors such as (1) quarterly operating budgets for the assets; (2) estimated management fees payable to the Advisor and platform fees payable to the Dealer Manager and participating broker-dealers; (3) quarterly budgets for all other expenses; and (4) year-to-date actual performance data. The Advisor will update the Company's budgets and adjust its accruals to reflect actual operating results and to reflect outstanding receivable, payable and other account balances at least once per month. Under GAAP, the Company would be required to recognize organization and offering costs and acquisition fees and expenses as an expense when incurred. However, solely for purposes of calculating NAV, such organization and offering costs and acquisition fees and expenses will be amortized over a five-year period and a proportionate amount will be deducted on a daily basis. After subtracting such liabilities from the value of the operating partnership's assets, the Advisor will multiply that amount by the Company's percentage ownership interest in the operating partnership. Initially, the only limited partner in the operating partnership will be the Advisor. At the end of each trading day after the escrow period, any change in the Company's NAV will be allocated between the retail shares and the institutional shares based on each class's percentage of the previous aggregate NAV. Following this allocation between the classes, NAV for each class will be adjusted for contributions, redemptions, reinvestment of distributions and accrual of class-specific expenses. The Advisor will then add any assets held directly by the Company, including cash and cash equivalents, and subtract any estimated accrued liabilities that the operating partnership will not reimburse. The result of this calculation will be the Company's NAV as of the close of such business day. The daily NAV per share for each class of common stock will be determined by dividing the NAV for such class by the number of outstanding shares of such class, prior to giving effect to any share purchases or redemptions on such day.

Because each day's purchase and redemption price is based on the NAV per share for the applicable share class, the purchase price and the redemption price will be the same, except that (1) the purchase price for the retail shares will include applicable selling commissions and a dealer manager fee of up to 10% in the aggregate of the purchase price per share, which will initially be $9.00, and (2) subject to limited exceptions, the redemption price of shares held less than four months will be subject to a short-term trading fee equal to 2% of the aggregate NAV per share of the shares of common stock redeemed.[5] The short-term trading fee, which will inure to the benefit of the Company and, therefore, its stockholders as a whole, is analogous to the redemption fees permitted for registered open-end investment companies under Rule 22c-2 promulgated by the Commission under the Investment Company Act of 1940, as amended, to allow funds to recoup some of the direct and indirect costs incurred as a result of short-term trading strategies, such as market timing.[6]

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[5] The short-term trading fee will not apply in circumstances involving a stockholder's death, post-purchase disability or divorce decree, redemptions made as part of a systematic withdrawal plan, redemptions in connection with periodic portfolio rebalancings of certain wrap or fee-based accounts, redemptions of shares acquired through the distribution reinvestment plan and the cancellation of a purchase of shares within the five-day period after the investor executes a subscription agreement and in other circumstances at the Company's discretion.

[6] The Commission, in Commission Release No. IC-26782 (May 23, 2005), stated:

> [The] redemption right makes funds attractive to fund investors, most of whom are long-term investors, because it provides ready access to their money if they should need it. The redemption right also makes funds attractive to a small group of investors who use funds to implement short-term trading strategies, such as market timing. *Id.* at 4. Excessive trading in mutual funds occurs at the expense of long-term investors, diluting the value of their shares. It may disrupt the management of a fund's portfolio and raise the fund's transaction costs because the fund manager must either hold extra cash or sell investments at inopportune times to meet redemptions. *Id.* at 4–5. We continue to believe, and the weight of evidence submitted by commenters suggests, that redemption fees, together with effective valuation procedures, can be an effective means to protect funds and fund shareholders by requiring that short-term traders compensate funds for the costs that may result from frequent trading. *Id.* at 8. [T]he rule we are today adopting authorizes fund directors to impose a redemption fee of up to two percent of the amount redeemed when they determine that a fee is in their fund's best interest. *Id.* at 9–10. The proceeds of the redemption fee, in all cases, must be paid to the fund itself. The redemption fee is designed to reconcile conflicts between shareholders who would use the fund as a short-term trading vehicle, and those making long-term investments who would otherwise bear the costs imposed on the fund by short-term traders. Directors may impose the fee to offset the cost of short-term trading in fund shares, and/or to discourage market timing and other types of short-term trading strategies. *Id.* at 11–12. The two percent limit is designed to strike a balance between two competing goals of the Commission – preserving the redeemability of mutual fund shares while reducing or eliminating the ability of shareholders who rapidly trade their shares to profit at the expense of their fellow shareholders. *Id.* at 12.

Following the Minimum Offering Date and the Company's first property acquisition, at the end of each business day, the Company will post the NAV per share for each class of shares for that business day on the Company's public website at *www.americanrealtycap.com* and make publicly available the NAV per share for each class of shares on the Company's toll-free, automated information line. Subject to the terms of the Repurchase Program, the Company will be obligated to redeem shares at its published NAV per share for each class of shares. The Company will also disclose its NAV per share for each class of shares in prospectus supplements it files with the Commission with such frequency as is required by the Securities Act and will file post-effective amendments to its Registration Statement as required by the Securities Act. Each of the Company's prospectus supplements will provide the historical NAV per share for each class of shares since it was last reported in a prospectus supplement.

Under the Repurchase Program, stockholders may request that the Company redeem all or, subject to certain minimum amounts that are required to be redeemed, any portion, of their shares on any business day. The redemption price will be equal to the NAV per share of the class of shares being redeemed calculated at the end of the business day that the Company's transfer agent receives and processes the redemption request, unless such request is received and processed after the close of business, in which case the redemption price will be equal to the NAV per share calculated on the next business day.

Valuation of the Company's Assets and Liabilities

The Company's board of directors will adopt valuation guidelines that will be used by the Company's independent valuation expert when valuing the Company's assets and its liabilities in connection with the calculation of NAV. These valuation guidelines will be largely based upon standard industry practices. The valuation guidelines are described in detail in the prospectus for the Offering, will be available on the Company's website, and will be sent to a stockholder on request.

The overarching principle behind the Company's valuation guidelines is to produce a valuation that represents a fair and accurate estimate of the fair value of the Company's investments or the price that would be received for the investments in an arm's-length transaction between market participants. One fundamental element of the valuation process, the valuation of the Company's properties, will be managed by the Company's independent valuation expert, a valuation firm selected by the Advisor and approved by the Company's board of directors.

The Company's independent valuation expert will provide an estimate of the market value of the Company's property portfolio on a quarterly basis. In calculating its estimate, the expert will use all reasonably available material information that it deems relevant, including information from the Advisor, the independent expert's own sources or data, market information and/or physical inspection of each property. The expert may also review information such as trends in capitalization rates, discount rates, interest rates, leasing rates and other economic factors. The independent valuation expert will use all available information to analyze the cash flow from and characteristics of each property in the Company's portfolio and will use this information to estimate projected cash flows for the portfolio as a whole. In order to calculate an estimate of the portfolio's market value, the expert will analyze the portfolio's projected cash flows using a discounted cash flow approach. Alternatively, the independent expert will consider other valuation methodologies in addition to the discounted cash flow approach, as necessary; provided, that all additional valuation methodologies, opinions and judgments used by the expert will be consistent with the Company's valuation guidelines and the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

All properties will initially be valued at cost (purchase price plus all related acquisition costs and expenses). Acquisition costs and expenses incurred in connection with the acquisition of a portfolio containing multiple properties that cannot be attributed to any single property will be allocated among the applicable properties *pro rata* based on the expert's determinations of each property's relative value. Beginning with the first valuation after the Company has owned a property for a full quarter, the property will be valued as part of the Company's overall real estate portfolio.

To the extent that the Company's board of directors or the Advisor becomes aware of facts or circumstances at a specific property that may result in a material change in value, the Advisor or the board of directors will order a new appraisal of the property. The independent valuation expert also can require additional appraisals if it believes that a property's value may have changed materially since the last valuation.

The independent valuation expert will also estimate the market value of the Company's real estate-related liabilities by using industry accepted methodologies. For example, mortgage loans collateralized by the Company's real estate will usually be valued by comparing the differences between the contractual loan terms and current market loan terms, which usually involves the present value of any outstanding payments and maturity amount at a market-based interest rate. The interest rate will reflect associated risks, including loan-to-value ratio, remaining term, the quality of the collateral and credit risk.

The board of directors will oversee the independent expert and will review and approve the expert's quarterly valuations. At least once per calendar year, the independent valuation expert will review the Company's valuation guidelines and methodologies with the Advisor and the board of directors. The board of directors will also have the right to replace the independent expert at any time by majority vote, and will be required to approve any changes in the Company's valuation guidelines.

The Advisor will review the quarterly valuation established by the independent valuation expert for consistency with the Company's valuation guidelines and the reasonableness of the expert's conclusions. The independent valuation expert may consider the Advisor's input, but the expert will be responsible for establishing the final quarterly estimates of market value. At least quarterly, the Company's board of directors will meet with representatives of the valuation expert to receive their recommendations and to evaluate whether the valuation complies with the Company's valuation guidelines. In the exercise of its business judgment, the Company's board of directors will have sole discretion to accept or revise the quarterly valuation. The board of directors may elect to engage additional experts to review the valuation.

Although the Company's primary goal in establishing its valuation guidelines is to produce a valuation that represents a reasonable estimate of the market value of the Company's investments, or the price that would be received upon the sale of the Company's investments in market transactions, the independent valuation expert will use methodologies based on judgments, assumptions and opinions about future events that may or may not prove to be correct, and if different judgments, assumptions or opinions were used, a different estimate would likely result. Furthermore, the Company's published NAV per share may not fully reflect certain extraordinary events because the Company may not be able to quantify the financial impact of such events on its portfolio right away. The independent valuation expert and the Advisor will monitor the Company's portfolio between valuations to determine whether there have been any extraordinary events that may have materially changed the estimated market value of the portfolio and they will determine the appropriate adjustment to be made, if necessary. It is not known whether any resulting disparity will benefit redeeming or non-redeeming stockholders, or purchasers the Company's common stock.

Timing and Settlement

All purchase and redemption requests received and processed by the Company's transfer agent during a given day will be settled at the price determined after the close of business on that day. The redemption price per share received by a redeeming stockholder will be equal to the NAV per share of the class of shares being redeemed as of the close of business on the day the redemption request is received and processed (which will generally be the day the redemption request is received and processed or the next business day if the redemption request is received and processed on a day that is not a business day or after the close of business on a business day). The Company normally will pay redemption proceeds, less any applicable short-term trading fees and any applicable tax or other withholding required by law, no later than the third business day following a redemption request. The Company will utilize a mutual fund-style technology platform for processing redemption requests and anticipates that redemptions will be paid on the first business day following the execution of a redemption request. Although a stockholder will not know at the time he or she requests the redemption of shares the exact price at which such redemption request will be processed, the stockholder may cancel the redemption request before it has been processed by notifying a customer service representative available on the Company's toll-free information line. Redemption requests submitted before 4:00 p.m. New York City time on a business day must be cancelled before 4:00 p.m. New York City time on the same day. Redemption requests received after 4:00 p.m. New York City time on a business day, or at any time on a day that is not a business day, must be cancelled before 4:00 p.m. New York City time on the next business day. If the redemption request is not cancelled before the applicable time described above, the stockholder will be contractually bound to the redemption of the shares and will not be permitted to cancel the request prior to the payment of redemption proceeds.

In contrast to the market prices of exchange-traded securities, which often fluctuate as a result of, among other things, supply and demand in the trading market, the purchase and redemption prices of the Company's shares will reflect NAV and will not change based on the level of demand for new shares or the volume of requests for redemption of outstanding shares. NAV per share of each class of shares will be calculated at the end of each business day using the valuation policies and procedures described earlier and none of the Company, the Advisor, the Dealer Manager or any financial intermediary will be able to change the manner in which NAV is determined, other than by first modifying the valuation guidelines as described above, nor will they have any discretion to set a "clearing" price. Because a substantial portion of the Company's portfolio will be in investments in stabilized commercial real estate, it is not anticipated that the NAV per share will fluctuate materially from one day to the next, so the previous day's NAV per share will likely be a good indicator of the redemption price.

The Repurchase Program is designed generally to follow settlement practices that have been developed over time in the mutual fund industry to the extent such practices are applicable. As with mutual funds, NAV will be determined at the end of each business day and will apply to all requests for redemption that have accumulated during the day. This pricing mechanism is commonly referred to as "forward-pricing." Under a forward-pricing mechanism, a stockholder will not know before the end of the day on which he or she makes a redemption request the precise price at which his or her request will be settled.

Forward-pricing is not a matter of convenience or a mere "operational" model that the Company has developed for its own business purposes. Rather, it is a pricing model that has widespread use in mutual funds for the protection of investors. It evolved out of the fact that a mutual fund's shares (excluding exchange-traded funds or ETFs) are only priced once per day, after the close of business, creating the potential to expose the fund and its stockholders to market timing by opportunistic, short-term investors. For example, if the price at which shares are sold on any given day was based on NAV as of the close of business on the previous day, current investors would have an opportunity to exit the fund, and new or existing investors would have an opportunity to enter or increase their holdings in the fund, at the previous day's price, based on knowledge of events that have taken place since then, which may cause the current day's value of the fund's shares to be higher or lower than the previous day's price. Under a forward-pricing model, these opportunities to engage in market timing are eliminated. Market timing harms legitimate, long-term investors because market timers capture an unfair share of gains or avoid their fair share of losses. The Company has adopted a forward-pricing model as a necessary mechanism to prevent speculative trading detrimental to legitimate, long-term investors.

Funding and Limitations of the Repurchase Program

Redemption plans of traditional non-listed REITs that have received no-action relief from the Staff generally contain all of the following restrictions: shares may not be redeemed within one year of the purchase; the redemption price is usually subject to a discount depending on the length of time the shares have been held; the number of shares redeemed for all stockholders during the calendar year is limited to a small percentage of the weighted-average outstanding shares during the prior calendar year (usually 5%); and funds available to fund redemptions are limited to proceeds from the distribution reinvestment plan. Thus, for traditional non-listed REITs, substantial liquidity may not be provided for 7 to 10 years when the company effects a liquidity transaction, such as listing on a national securities exchange, merger with a publicly traded company or liquidation.

In contrast, the Company's Repurchase Program will provide stockholders with a much greater opportunity for liquidity during the entire term of their investment. The Repurchase Program permits the redemption of shares of either class whose aggregate value (based on the redemption price per share on the day the redemption is effected) is up to 5% of the combined NAV of both classes of shares as of the last day of the prior calendar quarter, which means that redemptions will be permitted up to an aggregate limit of approximately 20% of the Company's total NAV in any 12-month period. In general, a stockholder or his or her estate, heir or beneficiary may present for redemption fewer than all of the shares then owned, except that the minimum number of shares that may be presented for redemption will be at least 25% of the holder's shares. However, if the redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested: (1) on behalf of the estate, heirs or beneficiaries, as applicable, of a deceased stockholder; (2) by a stockholder due to another involuntary exigent circumstance, such as bankruptcy; or (3) by a stockholder due to a mandatory distribution under such stockholder's IRA, the minimum amount of a stockholder's shares that may be presented for redemption will be 10%; provided, however, that with respect to future redemptions, any such stockholder must present for redemption at least 25% of such stockholder's remaining shares.[7] Only the modification, suspension or termination of the Repurchase Program by the Company's board of directors would cause the Company to redeem fewer than all shares requested to be redeemed in a quarter whose aggregate value is within the 5% limitation. Under normal circumstances, the Company intends to maintain the following percentages of the overall value of its portfolio in liquid assets: (1) 15%

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[7] In order to effectuate the minimum-amount requirements, the Company will establish procedures pursuant to which its transfer agent will compare the number of shares that a stockholder presents for redemption against the number of shares held by such stockholder as reflected on the transfer agent's books and records. If a stockholder presents for redemption a number of shares that is less than the minimum number that may be redeemed, the transfer agent will notify the stockholder in writing that the request cannot be accepted, and will calculate and set forth in the written notice the minimum number of shares that the stockholder must present in order to meet the minimum-amount requirement.

of NAV up to $500 million; (2) 10% of NAV between $500 million and $1 billion; and (3) 5% of NAV in excess of $1 billion.

The Company has disclosed throughout its prospectus that the Company may not always have sufficient liquid resources to satisfy all redemption requests. In an effort to have adequate cash available to support the Repurchase Program, the Company may reserve borrowing capacity under a line of credit. The Company could then borrow against this line of credit in part to redeem shares presented for redemption during periods when the Company does not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.

Redemptions under the Repurchase Program are on a first-come, first-served basis during each calendar quarter because stockholder redemptions will be paid promptly. If redemption requests reach the quarterly limitation on a given day during a quarter, shares will be redeemed as follows: (1) *pro rata* as to redemptions upon the death of a stockholder; (2) *pro rata* as to redemptions by stockholders who demonstrate, in the discretion of the Company's board of directors, another involuntary exigent circumstance, such as bankruptcy; (3) *pro rata* as to redemptions by stockholders subject to a mandatory distribution requirement under such stockholder's IRA; and (4) *pro rata* as to all other redemption requests. Unlike Clarion, which provides for absolute *pro rata* redemptions for stockholders requesting redemption on the date the quarterly limitation is reached, the Company has established the foregoing order of priority since stockholders may be subject to different personal circumstances. But within each group of similarly situated stockholders, redemptions will be *pro rata*. All redemption requests unsatisfied due to any of the limitations of the Repurchase Program must be resubmitted after the start of the next quarter or upon the recommencement of the Repurchase Program, as applicable.

The board of directors' primary objective regarding the Repurchase Program is to maintain uninterrupted redemptions of shares in order to provide stockholders with liquidity in respect of their investment in the Company. Nonetheless, the board must exercise its oversight responsibilities in light of its fiduciary duties to all stockholders and must have the ability to suspend the redemption of shares under the appropriate circumstances, as well as to make appropriate modifications to the Repurchase Program to ensure its effective operation. Those fiduciary duties require that, as with any decision made by the board, any decision to modify or suspend the Repurchase Program be made in good faith, with a reasonable belief that the action is in the best interests of the Company and its stockholders, and with the care of an ordinarily prudent person in a like position under similar circumstances. The Company believes that the board's responsibility to monitor and, under unusual or compelling circumstances, suspend the redemption of shares is necessary to ensure the integrity and continuous operation of the Repurchase Program. Material modifications, including any reduction to the quarterly limitation on redemptions, and suspensions will be disclosed promptly to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act), as well as in a press release or on the Company's website.

Events that may cause the Company's board of directors, in the exercise of its business judgment and fiduciary duties, to decide to suspend the Repurchase Program include: (1) unavailability of sufficient liquidity to fund redemptions or a prolonged and material imbalance between proceeds from sales of new shares and the capital required to redeem outstanding shares; (2) material adverse developments in the financial markets, such as changes or developments involving prospective changes in national or international political, financial or economic conditions; (3) material disruptions in the markets for the types of commercial real estate properties and other real estate-related assets that the Company holds, such as extreme price volatility, disruption in the title recording or securities settlement processes, suspension of trading, banking moratorium or moratorium on exercising legal rights or remedies; (4) material regulatory changes or changes in law that impact the Company's operations; (5) if the board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed; (6) if a condition exists that restricts the valuation of a material portion of the Company's assets (such as a terrorist attack or an act of nature); (7) the Company entering into a definitive agreement to merge with another entity or sell all or substantially all of its assets or filing an application to list its shares on a national securities exchange; or (8) fundamental changes in the business affairs or business prospects of the Company, such as termination of agreements with the Advisor or significant operational issues.

The Company believes that, in the face of such unforeseen circumstances as may arise over the life of the Company, a degree of flexibility in the administration of the Repurchase Program is necessary and warranted to ensure that the board can discharge its fiduciary duties to promote the long-term efficacy of the Repurchase Program, while also ensuring the equitable treatment of both redeeming and non-redeeming stockholders. Notwithstanding the foregoing, the board of directors has no current intention to modify or suspend the Repurchase Program and expects that the Repurchase Program will continue indefinitely for the life of the Company. In addition, the Company will seek confirmation of the no-action relief requested hereby if the board proposes to (1) modify the Repurchase Program from daily to less frequent redemptions, (2) reduce the redemption price to an amount that reflects a discount to NAV per share (other than the short-term trading fee described above), or (3) modify other aspects of the Repurchase Program upon which the Company's request for no-action relief is predicated other than immaterial modifications for the proper administration and operation of the Repurchase Program which are consistent with the factual and legal representations contained in this letter.

Disclosure

The Company does not intend to publicize separately the existence of the Repurchase Program or engage in any activity to encourage stockholders to submit requests to redeem their shares other than disclosures required under federal securities laws, disclosures in offering materials used in connection with the Offering, procedural/redemption price disclosures in stockholder communications after the commencement of the Offering and the daily provision of NAV per share in pricing supplements that the Company will file with the Commission and post to the Company's website and toll-free information line. Neither the Company nor any of its affiliates will make any recommendation to holders of shares of the Company's common stock as to whether to participate in the Repurchase Program. The prospectus for the Offering will contain a comprehensive description of all terms, conditions and features of the Repurchase Program and will be updated to reflect any material modifications made during the Offering. Thus, with the exception of price, an investor will have all of the material information necessary to make a redemption decision at the time the investor purchases common stock.

LEGAL DISCUSSION

Reasons for No-Action Relief

The Company's request for no-action relief is substantially similar to the no-action request of Clarion.[8] Like Clarion, the Company's request for no-action relief differs from previously granted no-action requests made by non-listed REITs[9] with respect to three representations made in such previous no-action requests: (1) a limitation on the number of shares of both classes that will be redeemed in any quarter to an amount such that the aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Repurchase Program will limit redemptions to approximately 20% of the Company's total NAV; (2) the daily pricing of redemptions based on a daily NAV-per-share calculation; and (3) the Company's forward-pricing mechanism. Because these aspects of the Repurchase Program are similar to those presented by Clarion in its successful no-action request,[10] they should not preclude no-action relief. These features are designed to (A) offer greater liquidity to investors, and (B) provide investors with a redemption price that is based on the underlying fair value of the Company's assets rather than an arbitrary fixed price or a discount to NAV, as is the case in non-listed REIT offerings, other than Clarion, currently available to public investors. Also, the redemption price will not be at a premium to NAV per share.

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8 *See* Clarion No-Action Letter (May 17, 2011).

9 The previously granted no-action requests made by non-listed REITs (other than Clarion) included redemptions either quarterly or monthly and for numbers of shares between 3% of the weighted average number of shares as of the beginning of a 12-month period and 10% of the number of outstanding shares on the same date of the prior year. *See* Hines Real Estate Investment Trust, Inc. (Sept. 7, 2006); Apple REIT Six, Inc. (June 30, 2006); Behringer Harvard REIT I, Inc. (Oct. 26, 2004); Paladin Realty Income Properties, Inc. (Oct. 22, 2004); Orange Hospitality, Inc. (Sept. 9, 2004); Hines Real Estate Investment Trust, Inc. (June 18, 2004); CNL Income Properties, Inc. (Mar. 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Aug. 25, 2003); T REIT, Inc. (June 4, 2001); and CNL American Properties Fund, Inc. (Aug. 13, 1998). Each subject company was a non-listed REIT that proposed to maintain a redemption plan similar to the Repurchase Program in that it would allow for the redemption of outstanding shares at a redemption price equal to or less than the then-current price at which the issuer was offering its shares to the public or, in some cases, equal to or less than the price the stockholder paid for the shares.

10 *See* Clarion No-Action Letter (May 17, 2011).

Similar to other non-listed REITs, and unlike Clarion, the Company intends to begin the process of achieving a liquidity event within three to six years after the termination of the Offering. Nevertheless, the Company believes that its NAV-based pricing methodology for the issuance and redemption of its shares is an important feature, provides benefits to its stockholders, and should not preclude the requested no-action letter. The Company has adopted its NAV-based pricing methodology with the objective of having its shares sold and redeemed daily at a price that reflects the value of its investments, as determined by its Advisor. Absent extraordinary circumstances, the price at which the Company sells new shares and redeems outstanding shares will not be affected by the volume of sales and redemptions. Stockholders could request redemption of all or, subject to certain minimum amounts that are required to be redeemed, a portion, of their shares on any business day. However, if a significant and/or protracted imbalance develops between sales and redemptions or other extraordinary events occur (as described above), then the board of directors maintains the discretion to take action to ensure viability of the investment for continuing stockholders.

Repurchases will not be solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of, the Company's common stock. Although stockholders of the Company are made aware of the availability of the Repurchase Program at the time they purchase their shares by means of prospectus disclosure, and will be informed in writing of any changes to the program, the Company will not affirmatively solicit participation by its stockholders in the Repurchase Program. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company.

The role of the Company in effectuating redemptions under the Repurchase Program will be ministerial and will merely facilitate the stockholders' decision to exit from their investment in the Company. Shares redeemed by the Company will become authorized but unissued shares and will not be resold to the public unless their sale is first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Repurchase Program in the event the shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the Company's shares develops, none of which may ever happen.

Rule 13e-4 – No-Action Request

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures and comply with other procedures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers, principally the time pressure and inadequate disclosures present in coercive tender offers.

The Repurchase Program is not an Issuer Tender Offer

We believe that the Repurchase Program is not an "issuer tender offer" subject to Rule 13e-4. We reach this conclusion based on an analysis of the factors expressed in *Wellman v. Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Commission and its staff in determining what constitutes a tender offer, as well as the fact that the terms of the Repurchase Program will be fully disclosed to potential investors prior to their purchase of shares of the Company's common stock. Since stockholders will be aware of the Repurchase Program at the time of purchase and will be aware of the NAV per share of each class of shares offered by the Company through the Company's website and toll-free information line and prospectus supplements, stockholders do not require additional information regarding the Repurchase Program at the time they decide to make a redemption request. No new investment decision is being made at the time of redemption. Because the Repurchase Program is not a tender offer, the structural protections generally afforded to stockholders in a tender offer under the tender offer rules are unnecessary for the protection of investors.

We also believe that the Repurchase Program does not raise the tender offer concerns under Rule 13e-4 that are addressed in the no-action requests by other non-listed REITs for redemption plans that offer periodic redemptions for limited numbers of shares at an arbitrary fixed price. We believe that by staying open for an indefinite period of time during the life of the Company, the Repurchase Program does not pressure stockholders with respect to making a redemption request. There will not be a limited time period in which to request redemption. Stockholders may elect to redeem all or, subject to certain minimum amounts that are required to be redeemed, a portion, of their shares throughout the life of the Company, at the daily NAV per share.

Although stockholders will not know the precise redemption price (the NAV per share of the class of shares being redeemed) at the time they request redemption because of the forward-pricing model previously described herein, they will know the NAV per share of the class of shares being redeemed as of the previous day and all preceding days during the Offering as may be of interest to them. By reviewing this information, stockholders will be able to anticipate the approximate price applicable to their redemption based on their evaluation of the degree of recent historical pricing volatility. In addition, and as described above under "The Repurchase Program -- Timing and Settlement," a stockholder may cancel a redemption request before it has been processed by notifying a customer service representative available on the Company's toll-free information line. The shares are not subject to the same market supply and demand pressures as securities listed on an exchange or traded over the counter where the price of a security fluctuates based on the supply and demand of a security. Without these market pressures and because the price is based on the Company's NAV, the Company believes that material fluctuations in the NAV per share on a day-to-day basis are unlikely.

The Company believes that material fluctuations in NAV are unlikely because the portfolio will consist primarily of free-standing single-tenant bank branch, convenience store, retail, office and industrial properties that are double-net and triple-net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants, which are generally not subject to volatile price fluctuations. The portfolio will be broadly diversified by industry, geography, tenants, credits and use, with at least 50% comprising properties leased to investment grade tenants. The Company does not anticipate any single tenant or geographic concentration to make up more than 10% of its portfolio. Based on the diversification and credit profile of the intended portfolio, it is unlikely the redemption price of the Company's shares will fluctuate materially from one day to the next, and the redemption price for the prior business day is likely to serve as a good indicator of the redemption price the stockholder will actually receive.

Additionally, the fact that the Company and its stockholders will not know the exact redemption price at the time of a redemption request will be disclosed to stockholders at the time they purchase shares and make their investment decision.

Analysis of the *Wellman* Factors

An analysis of the *Wellman* factors demonstrates that the Repurchase Program should not be viewed as a tender offer.[11] Set forth below is an application of these factors to the Repurchase Program.

(i) *Active and widespread solicitation of public stockholders for the shares of an issuer.* The Company will not engage in an active and widespread solicitation for the redemption of its shares. The Repurchase Program will be described in the prospectus, and any communications to stockholders identifying changes to the program will be communicated through reports the Company files with the Commission, a press release and/or via the Company's website. However, the Company believes that this disclosure is required by the Securities Act and is provided to make stockholders aware of the program's existence. The Company will not make any other significant public communications about the Repurchase Program except as contained in or related to the Offering prospectus and supplements, offering materials used in connection with the Offering, required communications in reports filed under the Exchange Act, the providing of the daily NAV per share of each class of shares on the Company's website and toll-free information line, and communications required by the program itself. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The Company will not solicit or encourage stockholders to request redemption of their shares. The role of the Company in effectuating redemptions under the Repurchase Program will be

[11] The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer because, depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. *See Wellman*, 475 F. Supp. at 824.

ministerial and will merely facilitate the stockholder's full or partial exit from its investment in the Company.

(ii) *The offer to purchase is made at a premium over the prevailing market price.* No premium will be paid over the prevailing market price by the Company for the shares redeemed. After the Minimum Offering Date and the Company's first property acquisition, the offering price will be the daily NAV per share for each class of shares, plus, for retail shares only, applicable selling commissions and a dealer manager fee, and the redemption price will be the daily NAV per share of the class of shares being redeemed. Subject to limited exceptions, shares redeemed within four months of the date of purchase will be subject to a short-term trading fee equal to 2% of the aggregate NAV per share of the shares being redeemed. Further, there is no established regular trading market for the Company's common stock. The Repurchase Program will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation on a national securities market or in the event a secondary market for the Company's shares develops. Because there is no trading market and the offering price and redemption price are equal (with the exception that no selling commission or dealer manager fee is included in the calculation of the redemption price), this factor does not apply.

(iii) *The solicitation is made for a substantial percentage of the issuer's stock.* As noted above, the Company will not actively solicit redemptions under the Repurchase Program. Further, numerous no-action letters have been issued to non-listed REITs with redemption plans similar to the Repurchase Program, except that those plans generally limit redemptions to 5% of the outstanding shares, measured at the beginning of the prior 12-month period. The Repurchase Program limits redemptions in any calendar quarter to 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that, in any 12-month period, redemptions are limited to approximately 20% of the Company's total NAV. Other than the "five per centum" threshold contained in Section 14(d)(1) of the Exchange Act, we are not aware of any authority that defines what constitutes a "substantial percentage" of an issuer's stock. However, we believe that concluding that the Repurchase Program does not constitute an issuer tender offer subject to Rule 13e-4 does not hinge on the presence of a 5% limitation on the number of shares of the Company that can be redeemed over a 12-month period, and the Staff in its no-action letter to Clarion has confirmed this view.[12] We also believe there is no reasonable likelihood that the Repurchase Program will have the effect of stockholders redeeming a substantial percentage of the Company's shares of common stock.

The Repurchase Program merely provides stockholders with a means of liquidity in respect of their investment, as discussed previously in this letter. Further, the Repurchase Program does not exist for the same reasons that issuers typically conduct tender offers. The Repurchase Program is designed to offer stockholders an additional means of liquidity beyond

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[12] *See* Clarion SEC No-Action Letter (May 17, 2011).

the liquidity event that the Company may begin to effect within three to six years after the termination of the Offering.

(iv) *The terms of the offer are firm, rather than negotiable.* The terms of the Repurchase Program are firm with respect to the process by which stockholders may request redemption. While the redemption price is not negotiable, it is not fixed at the same amount for the duration of the Repurchase Program, but rather it is determined each day using an established methodology to arrive at NAV per share. The Company believes, however, that the possible existence of this factor does not compel the finding of a tender offer because the firmness of the terms of the Repurchase Program will not increase pressure on stockholders to redeem their shares. The pressure on stockholders that Rule 13e-4 attempts to eliminate is that which is caused by "a high premium with the threat that the offer will disappear as of a certain time."[13] Where these factors exist, firmness in the terms of the offer may have the effect of exacerbating the pressure. However, as previously discussed, the Repurchase Program will not offer stockholders a premium for their shares and the Company intends that the Repurchase Program will exist indefinitely during the life of the Company (subject to the authority of the board of directors in its reasonable discretion to suspend the program under specified circumstances or to make modifications to promote its proper and fair operation).

In fact, the uniform NAV-based price should have the effect of mitigating pressure because stockholders will know that they can request that their shares be redeemed at fair value at any time. The Company will not have discretion in the determination of the redemption price, contrary to an issuer tender offer. In a typical tender offer, the offeror conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of tenders, while minimizing the overall premium paid. Conversely, the Company, absent extenuating circumstances, will apply, day in and day out, the same comprehensive set of valuation policies and procedures to ascertain the NAV per share. Therefore, the daily redemption price under the Repurchase Program will be based upon criteria that are beyond the day-to-day control of the Company.

(v) *The offer is contingent on the tender of a fixed number of shares.* The Repurchase Program is not contingent on a fixed number of shares being redeemed. Stockholders may choose to redeem none, all or, subject to certain minimum amounts that are required to be redeemed, a portion, of their shares on a daily basis.

(vi) *The offer is open only for a limited period of time.* The Repurchase Program is open for an indefinite period during the life of the Company. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the Repurchase Program. This feature of the Repurchase Program makes it most unlike a tender offer.

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[13] *See Brascan Ltd. v. Edper Equities Ltd.*, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

(vii) *The offeree is subjected to pressure to sell.* As noted above, the Company will not encourage, invite, solicit or in any way pressure stockholders to participate in the Repurchase Program. The role of the Company in effectuating redemptions under the Repurchase Program will be purely ministerial. Because the Repurchase Program has no set termination date, stockholders will not feel rushed to make decisions regarding participation in the program. Redemptions under the Repurchase Program will be on a first-come, first-served basis during each calendar quarter because stockholder redemptions will be paid promptly and all redemption requests received on a day the quarterly cap is reached will be redeemed according to the pre-established order of priority set forth above. In addition, the combination of (1) disclosure of the Repurchase Program as an integral element of the Offering at the time of the original investment decision, (2) the daily regularity of redemptions, (3) the comprehensive policies and procedures for determining NAV, and (4) "forward-pricing" to minimize damage to long-term investors from market timing and opportunistic behavior by existing or new stockholders, collectively, should act to decrease pressure on stockholders. The Company acknowledges that some features of the Repurchase Program may, to a limited extent, encourage a stockholder to redeem shares at a particular time given that the program will be open indefinitely during the life of the Company. Stockholders may feel pressure to redeem shares if the daily NAV per share reaches a level at which stockholders may realize an attractive return above the amount of their initial investment. Additionally, stockholders may feel pressure to redeem if they believe the Company may receive redemption requests in a calendar quarter in excess of the established maximum amount for that quarter. However, we do not believe that these pressures are the types of pressures placed on offerees in a tender offer which the tender offer rules were intended to address. Furthermore, in view of the fact that stockholders may be able eventually to realize the value of their investment through a liquidity event, any pressure to redeem their shares to take advantage of these factors may be reduced. As noted, the features of the Repurchase Program are first disclosed to stockholders when they make their initial decision to invest in the Company, rather than at the time of their decision to participate in the Repurchase Program. Thus, stockholders are not presented with a "new" investment decision at the time they become eligible to redeem their shares under the program. Additionally, the pressures inherent in the program noted above exist regardless of whether the price for redemptions is established daily according to the NAV or monthly or quarterly by the board of directors as is the case in other redemption plans for which no-action relief has been granted by the Commission.

(viii) *A public announcement of a purchasing program preceding or accompanying rapid accumulation of large amounts of stock.*[14] The intent of the Repurchase Program is to afford the Company's stockholders liquidity, not for the Company to re-acquire its own shares. It is possible that the Company, subject to the Repurchase Program's quarterly limits, may redeem a significant number of shares over a short time pursuant to the Repurchase Program depending on stockholders' decisions to exit the investment. Any such shares redeemed by the

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[14] The *Wellman* case did not include this eighth factor but acknowledged the Commission had listed an eighth factor in *Hoover v. Fuqua Industries, Inc.*, 1979 WL 1244, 4 (N.D. Ohio). *See Wellman*, 475 F. Supp. at 824.

Company, however, would not be deemed outstanding for purposes of receiving dividends or voting on matters submitted to stockholders.

The Company will describe the Repurchase Program in the prospectus and related offering materials, and when required, in filings made pursuant to the Exchange Act. The Company will inform stockholders promptly, as required by the Repurchase Program, about any material modification or suspension of the Repurchase Program. The Company will also file prospectus supplements as required by the Securities Act disclosing the NAV per share of each class of shares and provide each day the NAV per share of each class of shares on its website and toll-free information line. The Company believes, however, that the Repurchase Program is not characteristic of a publicly announced purchasing program that is followed by a rapid accumulation of a large amount of stock. Though disclosure of the Repurchase Program as described above constitutes a public announcement of its existence and precedes any redemption, the Company believes that any redemption of shares that might occur will not be driven by pressure exerted by the Company, as the Repurchase Program imposes no deadline and offers no premium. Rather, any such accumulation would occur solely as a result of stockholders opting to exit from the investment at a particular NAV per share of their own volition without pressure or prompting by the Company, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or premium are not tender offers within the meaning of Rule 13e-4, as stockholders are not subjected to the pressure the rule was designed to mitigate.[15]

Based on analysis of the eight factors discussed above, the Company believes that redemptions of both classes of the Company's shares pursuant to the Repurchase Program do not implicate the concerns that the issuer tender offer rules were intended to address.

The Repurchase Program Withstands a "Totality of Circumstances" Analysis

We also note that some courts have rejected a rigid application of the *Wellman* test and have, instead, applied what the Company considers a reasonable "totality of circumstances" analysis.[16] This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer statutes are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction, and to provide

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[15] *See Panter v. Marshall Field* & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders "were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate"); *Brascan*, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, a solicitation for a large percentage does not represent the kind of pressure the Williams Act was designed to prevent); and *Kennecott Copper Corp.* v. *Curtiss-Wright Corp.*, 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, no pressure was exerted on the stockholders), *aff'd in relevant part, rev'd in part*, 584 F.2d 1195, 1207 (2d Cir. 1978).

[16] *See Hanson Trust PLC v. SCM Corp.*, 774 F.2d 47 (2d Cir. 1985); *see also Pin v. Texaco Inc.*, 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).

stockholders with adequate information to make an informed investment decision in connection therewith.[17]

We believe that the Repurchase Program withstands such a "totality of circumstances" analysis. Stockholders are provided full disclosure of the program before they purchase shares and invest in the Company and are informed that participation in the Repurchase Program will be their only viable liquidity option, other than a future liquidity event that the Company cannot guarantee will ever occur, if they want to sell their shares. Also, the fact that the Repurchase Program will be open indefinitely during the life of the Company eliminates any of the undue pressure on stockholders that is typical in tender offers. The Company is of the opinion that the protections afforded stockholders by the tender offer rules are not needed for stockholders who participate in the Repurchase Program. We do not believe that a "substantial risk of ill-considered sales" made "by ill-informed shareholders" will exist for redemptions under the Repurchase Program if the Rule 13e-4 procedural protections are not implemented.[18]

We believe that under a "totality of circumstances" analysis, stockholders of the Company are not the "particular class of persons [that] need the protection of" the tender offer rules because the terms of the Repurchase Program will be fully disclosed at the time of purchase.[19] Finally, courts have specifically mentioned full disclosure, time in which to make investment decisions, withdrawal rights, and requirements for *pro rata* purchases of shares accepted in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.[20] We note that these protections are already inherent in the Repurchase Program even if Rule 13e-4 is inapplicable.

<u>Rule 13e-4 No-Action Request</u>

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to redemptions of either class of the Company's shares made under the Repurchase Program. The Repurchase Program is substantially similar to the share redemption plan of Clarion, for which the Staff has granted no-action relief.[21] Although Clarion has an indefinite life, whereas the Company intends to pursue a liquidity event within three to six years of the termination of the Offering, the Company does not believe that this distinction affects the analysis of the factors discussed above. Additionally,

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17 *See, e.g.*, *Wellman*, 475 F. Supp. at 821–23; *Pin*, 793 F.2d at 1454; and *Hanson Trust*, 774 F.2d at 54–56.

18 *See Hanson Trust*, 774 F.2d at 58.

19 *See id.* at 57 (applying the principle followed in *SEC v. Ralston Purina Co.*, 346 U.S. 119, 125 (1953)).

20 *See SEC v. Carter Hawley Hale Stores, Inc.*, 760 F.2d 945, 949 (9th Cir. 1985).

21 *See* Clarion No-Action Letter (May 17, 2011).

other than the redemption price and the limitation on the number of shares that can be redeemed during each calendar quarter, as noted above, the Repurchase Program is substantially similar to redemption plans for which the Staff has granted no-action relief.[22] We do not believe that daily redemptions based upon a daily NAV per share calculation, coupled with a higher limitation on the aggregate value of shares that can be redeemed in a calendar quarter, impacts the analysis included in the other similar no-action letters. Factors that we believe address these objectives and support this request include:

- All material information relating to the Repurchase Program will be fully and timely disclosed to all stockholders. The terms of the Repurchase Program will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings and the NAV per share for each class will always be available on the Company's website and toll-free information line.

- The Company will not solicit redemptions under the Repurchase Program other than through the prospectus for the Offering and prospectus supplements disclosing the NAV per share of each class of shares. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Repurchase Program will be ministerial.

- The shares will be redeemed daily under the Repurchase Program at the daily NAV per share of the class of shares being redeemed and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each day the NAV per share of each class of shares on its website and toll-free information line.

- Redemptions will be made on a daily basis. The redemption price normally will be paid in cash no later than three business days following a redemption request and will be the same for all shares of the same class redeemed on a given day.

- Redemptions under the Repurchase Program are limited in any calendar quarter to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Repurchase Program will limit redemptions to approximately 20% of the Company's total NAV.

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[22] *See* Hines Real Estate Investment Trust, Inc. (Sept. 7, 2006); Apple REIT Six, Inc. (June 30, 2006); Boston Capital Real Estate Investment Trust, Inc. (Feb. 10, 2005); Behringer Harvard REIT I, et al., (Oct, 26, 2004); Paladin Realty Income Properties, Inc. (Oct. 14, 2004); Orange Hospitality, Inc. (Sept. 9, 2004); Hines Real Estate Investment Trust, Inc. (June 18, 2004); CNL Income Properties, Inc. (Mar. 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Aug. 25, 2003); T REIT, Inc. (June 4, 2001); and CNL American Properties Fund, Inc. (Aug. 13, 1998).

- Redemptions under the Redemption Plan are on a first-come, first-served basis during each calendar quarter given that stockholder redemptions will be paid promptly; all redemption requests received on a day the quarterly cap is reached, however, will be redeemed according to the pre-established order of priority set forth above.

- Stockholders may cancel any redemption request submitted before 4:00 p.m. New York City time on a business day before 4:00 p.m. New York City time on the same day by notifying a customer service representative at the Company's toll-free information line.

- Material modifications, including any reduction to the quarterly limitation on redemptions, and suspensions will be disclosed promptly in a prospectus supplement (or post-effective amendment if required by the Securities Act), as well as in a press release or on the Company's website.

- There will be no established regular trading market for the Company's common stock. The Repurchase Program will be terminated if the Company's shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the Company's shares develops.

- The Repurchase Program is intended to remain indefinitely open for the life of the Company unless modified or suspended by the board of directors. Although the Company intends to begin the process of effecting a liquidity event within three to six years after the termination of the Offering, the Company has no definite date set for a liquidity event and cannot guarantee that a liquidity event will ever occur. Although listing of shares on an exchange or other trading market is one of the potential liquidity events, the Company has no current intention to list its shares for trading on an exchange or other trading market.

- The Repurchase Program is open to all stockholders on the same terms, although those who have held their shares for less than four months will be subject to a 2% short-term trading fee that is intended to offset the cost to the Company of short-term trading in shares, so as to align the interests of all stockholders of the Company.

The Company believes the Repurchase Program as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4. Rather, the Company believes it would be a disservice to stockholders if the Repurchase Program were not implemented.

Rule 13e-3 – Does Not Apply

Rule 13e-3 should not apply to the Repurchase Program. Rule 13e-3 governs, among other transactions described in paragraph (a)(3)(i) of the rule, purchases of an equity security by the issuer of such security or by an affiliate of such issuer which have either a reasonable likelihood or a purpose of producing, either directly or indirectly, a "going private" transaction as described in paragraph (a)(3)(ii) of the rule. The Repurchase Program is not being undertaken for the purpose of causing the Company's shares to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the Company's reporting obligations to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act. Moreover, there is not a reasonable likelihood that any of the foregoing effects would result from the operation of the Repurchase Program inasmuch as the Repurchase Program has limitations on the amount of redemptions that may be made in each calendar quarter. If the extent of redemptions under the Repurchase Program is such that any of the effects described in paragraph (a)(3)(ii)(A) of Rule 13e-3 are to become reasonably likely, then the board of directors will undertake to modify or suspend the Repurchase Program.

* * *

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (212) 969-3445.

Respectfully submitted,



Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036